Exhibit 99.2

BLUE COAT SYSTEMS, INC.

RESTRICTED STOCK UNIT AGREEMENT

This Restricted Stock Unit Agreement (“Agreement”) is made as of [DATE] by and between Blue Coat Systems, Inc., a Delaware corporation (the “Company”), and you, [NAME].

1.	Grant of RSUs. Subject to the terms and conditions hereof, the Company hereby grants to you the number of Restricted Stock Units (“RSUs”) set forth in the Notice of Restricted Stock Unit Award (the “Notice”). RSUs represent the contingent and unsecured right to receive, upon vesting, shares of common stock of the Company (“Shares”). Each RSU unit represents the right to receive one share of common stock.

2.	Payment for Shares. No payment is required for the RSUs that you are receiving, except for satisfying any withholding taxes that may be due as a result of the vesting or settlement of the RSUs or otherwise incurred in connection with the RSUs.

3.	Vesting. The RSUs will vest and become non-forfeitable in installments, as shown in the Notice. Except as set forth in your offer letter, dated August 10, 2011 (“Offer Letter”), or your CEO Change in Control Severance Agreement, no RSUs vest after your service as a Non-Employee Member of the Board of Directors (“Board”) or an Employee or Consultant of the Company or a Parent, Subsidiary or Affiliate (“Service”) has terminated for any reason. The RSUs are not subject to accelerated vesting in the event of your death, disability or retirement.

4.	Settlement. Vested RSUs shall be settled in Shares, which will be issued to you on (or as soon as administratively possible after) each of the applicable vesting dates, as set forth in the Notice, but in no event more than two and one-half months after such dates. As a condition to such issuance, you shall have satisfied your tax withholding obligations as specified in this Agreement and shall have completed, signed and returned any documents and taken any additional action that the Company deems appropriate to enable it to accomplish the delivery of the Shares. In no event will the Company be obligated to issue a fraction of a Share. Notwithstanding the foregoing, (i) the Company shall not be obligated to deliver any Shares during any period when the Company determines that the settlement of RSUs or the issuance or delivery of Shares hereunder would violate any federal, state or other applicable laws and/or may issue shares subject to any restrictive legends that, as determined by the Company’s counsel, is necessary to comply with securities or other regulatory requirements, and (ii) the date on which RSUs are settled and Shares are issued may include a delay in order to provide the Company such time as it determines appropriate to address tax withholding and other administrative matters.

5.	Creditors’ Rights. As a holder of Restricted Stock Units, you will have no rights pursuant to this Agreement other than those of a general creditor of the Company. RSUs represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of this Agreement.

6.	Forfeiture. If your Service terminates for any reason, including death, disability or retirement, then this award will automatically terminate and you forfeit any RSUs that (a) have not vested before your termination date and (b) do not vest as a result of the termination, including any vesting upon such termination pursuant to the terms of the Offer Letter or your CEO Change in Control Severance Agreement. You will receive no payment for any Shares that are forfeited under this Agreement. The Company determines when your Service terminates for this purpose.

7.	Leaves of Absence and Part-Time Work. For purposes of this award, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing and if continued crediting of Service is required by applicable law, the Company’s leave of absence policy or the terms of your leave. Your Service does terminate when the approved leave ends, unless you immediately return to active work. If you go on a leave of absence, then the vesting schedule specified in the Notice may be adjusted in accordance with the Company’s leave of absence policy or the terms of your leave.

8.	Stock Certificates. Certificates, transfer agent book entries or other evidence of ownership, as determined by the Company, issued in respect of the Shares shall, unless the Company otherwise determines, be registered in your name. The stock certificates, if any, shall carry such appropriate legends, and such written instructions shall be given to the Company transfer agent, as may be deemed necessary or advisable by counsel to the Company in order to comply with the requirements of the Securities Act of 1933, any state securities laws or any other applicable laws.

9.	Restrictions on Delivery. The Company reserves the right to restrict, in whole or in part, the delivery of Shares pursuant to your award prior to the satisfaction of all legal requirements relating to the settlement of the RSUs and issuance of such Shares, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

10.	Stockholder Rights. You have no voting rights, no right to dividends or dividend equivalents and no other rights as a stockholder of the Company with respect to the RSUs and the Shares until settlement of the RSUs and issuance of the Shares.

11.

Withholding Taxes. No stock certificates will be released to you unless you have made arrangements, acceptable to the Company, to pay any and all withholding taxes that may be due as a result of the vesting or settlement of the RSUs or otherwise incurred in connection with the RSUs. With the Company’s consent, these arrangements may include (i) withholding Shares issued hereunder with a Fair Market Value equal to or less than the minimum amount of taxes the Company is required to withhold, (ii) surrendering Shares that you previously acquired or (iii) the payment of withholding taxes from the proceeds of the sale of Shares, which the Company determines is sufficient to generate an amount that meets the tax withholding obligations, through a Company-approved broker. The Fair Market Value of the Shares you surrender, determined as of the date taxes otherwise would have been withheld in cash, will be applied as a credit against the withholding taxes. The Company reserves the right to withhold Shares pursuant to clause (i) or to withhold from any other amounts due to you from the Company if you have not satisfied your tax withholding obligations. You hereby authorize the Company to withhold such tax withholding amount from any amounts owing to you to the Company and to take any action necessary in accordance with this paragraph.

Notwithstanding the foregoing, you acknowledge and agree that you are responsible for all taxes that arise in connection with the RSUs becoming vested and settled and Shares being issued and transferred or otherwise incurred with respect to the RSUs and Shares, regardless of any action the Company takes pursuant to this Section.

12.	Restrictions on Resale. You understand and agree that the RSUs may not be sold, given, transferred, assigned, pledged or otherwise hypothecated by you, and the Company may take such action as it deems appropriate to enforce the foregoing. You agree not to sell any Shares when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply during your Service and for such period of time after the termination of your Service as the Company may specify.

13.	No Retention Rights. None of the Notice, this Agreement or your award gives you the right to be retained by the Company or a Parent, Subsidiary or Affiliate in any capacity. The Company and any Parent, Subsidiary or Affiliate reserve the right to terminate your Service at any time, with or without cause.

14.	Protection Against Dilution.

a.

Adjustments. In the event of a subdivision of the outstanding Common Shares, a declaration of a dividend payable in Common Shares or a combination or consolidation of the outstanding Common Shares (by reclassification or otherwise) into a lesser number of Common Shares, corresponding adjustments shall automatically be made to the number of RSUs subject to this award that has not yet been settled. In the event of a declaration of an extraordinary dividend payable in a form other than Common Shares in an amount that has a material effect on the price of Common Shares, a recapitalization, a spin-off or a similar occurrence, the Committee shall make such adjustments as it, in its sole discretion, deems appropriate in one or more of the foregoing. Except as provided in this

Section 14, you shall have no rights by reason of any issuance by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class.

b.	Dissolution or Liquidation. To the extent not previously exercised or settled, the RSUs shall terminate immediately prior to the dissolution or liquidation of the Company.

c.	Reorganizations. In the event that the Company is a party to a merger or consolidation, the RSUs shall be subject to the agreement of merger or consolidation. Such agreement shall provide for one or more of the following:

i.	The continuation of the RSUs by the Company (if the Company is the surviving corporation).

ii.	The assumption of the RSUs by the surviving corporation or its parent;

iii.	The substitution by the surviving corporation or its parent of a new award for the RSUs;

iv.	The cancellation of outstanding RSUs and a payment to you equal to the Fair Market Value of the Shares subject to such RSUs (whether or not the RSU is then vested) as of the closing date of such merger or consolidation. Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving corporation or its parent with a Fair Market Value equal to the required amount. Such payment may be made in installments and may be deferred until the date or dates when the RSUs would have vested. Such payment may be subject to vesting based on your continuing Service, provided that the vesting schedule shall not be less favorable to you than the schedule under which the RSU would have vested. For purposes of this Subsection iv., the Fair Market Value of the Shares shall be determined without regard to any vesting conditions that may apply.

15.	Applicable Law. This Agreement, all acts and transactions pursuant hereto, and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

16.

Effect of Agreement. This Agreement, together with the Notice, constitutes the entire understanding between you and the Company regarding this RSU award; provided, however, that the terms of the Offer Letter and your CEO Change in Control Severance Agreement with respect to RSUs are incorporated herein by reference. Except with respect to your Offer Letter and your CEO Change in Control Severance Agreement, any prior agreements, commitments, or negotiations concerning this award of RSUs are superseded. You hereby accept this award of RSUs and agree to be bound by its contractual terms as set forth herein. You hereby agree to accept as binding, conclusive and final all decisions and interpretations of the Committee regarding any questions relating to the RSU award. This Agreement may be amended only by another written agreement signed by both parties.

17.	Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to the RSUs by electronic means. You hereby consent to receive such documents by electronic delivery. You further agree that the Company may deliver by email all documents relating to this award and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a web site maintained by the Company or by a third party under contract with the Company.

18.	Definitions.

a.	“Affiliate” means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

b.	“Common Share” means one share of the common stock of the Company.

c.	“Consultant” means a consultant or adviser who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate as an independent contractor.

d.	“Employee” means a common-law employee of the Company, a Parent, a Subsidiary or an Affiliate who is newly hired as a employee by the Company, or who is rehired following a bona fide period of interruption of employment, including persons who become new employees of the Company, a Parent, a Subsidiary or an Affiliate in connection with a merger or acquisition.

e.	“Fair Market Value” means the closing price of the Common Shares as reported on NASDAQ or such other exchange on which the Common Shares are then traded on the applicable date or, if that date is not a trading day, the next trading day. If Common Shares are no longer traded on a public U.S. securities market, the Fair Market Value shall be determined by the Compensation Committee of the Board of Directors in good faith on such basis as it deems appropriate. The Committee’s determination shall be conclusive and binding on all persons.

f.	“Non-Employee Member of the Board” means a member of the Board who is not an Employee.

g.	“Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

h.	“Permanent Disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than 12 months.

i.	“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

j.	“Restricted Stock Unit” means a bookkeeping entry representing the equivalent of one Common Share, as awarded under the Agreement.

The parties have executed this Restricted Stock Unit Agreement as of the date first set forth above.

COMPANY:
BLUE COAT SYSTEMS, INC.

By:
Name:
Title:

EMPLOYEE:

(Signature)
(Printed Name)

Address: